EXHIBIT 12-28

DTE ENERGY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31

	2000		1999		1998

	(Millions, except for ratio and percent)

Net income		$468		$483	$443

Taxes based on income:

Income taxes		9		60	154

Municipal and state		3		3	3

Total taxes based on income		12		63	157

Fixed charges:

Interest on long-term debt		260		279	279

Amortization of debt discount, premium and expense		11		18	11

Other interest		65		47	29

Interest factor of rents		34		34	34

Preferred stock dividend factor		—		—	7

Total fixed charges		370		378	360

Earnings before taxes based on income and fixed charges		$850		$924	$960

Ratio of earnings to fixed charges		2.30		2.44	2.67

Preferred stock dividends		$—		$—	$6

Dividends meeting requirement of IRC Section 247		N/A		N/A	4

Percent deductible for income tax purposes		N/A		N/A	40.00%

Amount deductible		N/A		N/A	2

Amount not deductible		N/A		N/A	4

Ratio of pretax income to net income		N/A		N/A	1.35

Dividend factor for amount not deductible		N/A		N/A	5

Amount deductible		N/A		N/A	2

Total preferred stock dividend factor	$	N/A	$	N/A	$7